Via Facsimile and U.S. Mail
Mail Stop 4720

November 16, 2009

Debra P. Crawford
Senior Vice President and Chief Financial Officer
Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130

Re: **Santarus, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Schedule 14A filed April 24, 2009
      File Number: 000-50651

Dear Ms. Crawford:

        We have reviewed your October 30, 2009 response to our October 20, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Schedule 14A filed April 24, 2009

Long-Term Incentives, page 20

1. We note your response to our prior comment 3 and advise you that you should have disclosed all the terms of the options, including the financial performance targets related to the vesting of the options, in the Compensation Discussion and Analysis section of your proxy statement filed April 29, 2009 because the options were awarded in 2008, as required by Item 402(a)(2) of Regulation S-K. You should discuss in each proxy statement all performance goals and targets related to option awards and the vesting thereof in the proxy statement concerning the fiscal year in which the award was made. Since you have not yet disclosed the performance target relating to the vesting of the remaining 50% of options awarded in 2008 and these options are still outstanding, you should include this disclosure in your next proxy statement. Please provide draft disclosure to be

included in your 2010 proxy statement disclosing the second financial performance target.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director